TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

May 28, 2020

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

  100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ernest Greene

Sherry Haywood

Anne McConnell

Asia Timmons-Pierce

Re:	CPG Newco LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed February 7, 2020

File No. 333-236325

Dear Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), we are filing this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated February 21, 2020, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 7, 2020. We are also electronically filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement also includes interim unaudited financial statements, and related disclosure, for the six months ended March 31, 2020, as well as a Recent Developments section including information related to the COVID-19 pandemic and other developments.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics. Page references in the response of this letter correspond to the page numbers in the Amended Registration Statement. The response to the Staff’s comment set forth below, as well as the changes in the disclosure referenced in the response, are the response and changes of the Company, and we are providing them to you on its behalf.

U.S. Securities and Exchange Commission

May 28, 2020

Form S-1 filed February 7, 2020

Risk Factors

Our Certificate of Incorporation, which will be in effect, page 49

1.

We note that your disclosures on pages 49 and 163 do not reflect the entire scope of your exclusive forum provision in Article Fourteen of your Certificate of Incorporation. For example, we note that Article Fourteen states “if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware”. However, this alternative forum is not reflected in your disclosures. Please revise your disclosures to reflect the entire scope of your exclusive forum provision.

Response: The Company respectfully advises the Staff that it has revised its disclosures on pages 57 and 176 in response to the Staff’s comment. The Company has also deleted the discussion (which was included by way of example) of the Sciabacucchi decision in the Delaware Court of Chancery, given the reversal in March 2020 of that decision by the Delaware Supreme Court.

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U.S. Securities and Exchange Commission

May 28, 2020

Please contact me at (650) 461-5610 if you wish to discuss the response to the Staff’s comments.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC

Ralph Nicoletti, CPG Newco LLC

Greg Jorgensen, CPG Newco LLC

Paul Kardish, CPG Newco LLC

Rachel Sheridan, Latham & Watkins LLP

Samuel Rettew, Latham & Watkins LLP

Rita-Anne O’Neill, Sullivan & Cromwell LLP